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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or DAVID CAULFIELD

NEWS RELEASE

Kiska Files Statement of Claim against St Andrew Goldfields Ltd.

Vancouver, BC – December 18, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) announces that it has filed a Statement of Claim against St Andrew Goldfields Ltd. (“St Andrew”) in the Ontario Superior Court of Justice relating to a 2005 Net Smelter Royalty Agreement (“Agreement”).

Pursuant to the Agreement, a predecessor to the Company (Geoinformatics Exploration Inc.) compiled for St Andrew all available geological, geophysical and exploration data in the East Timmins Project Area and derived near-mine and “regional” exploration targets, in exchange for a 0.5% NSR over the targets. According to the Agreement, Kiska is entitled to receive NSR payments for as long as any targets within the East Timmins Project Area are operated as a mine from which ore is extracted by St Andrew, or its affiliates or successors.

At the time of the Agreement, Geoinformatics was recognized as an exploration targeting industry-leader utilizing empirical, statistical, and sophisticated probabilistic methods to electronically identify and rank exploration targets. In 2001, Geoinformatics’ principals were part of the team that won the “Goldcorp Challenge” in connection with ore targeting at Goldcorp’s Red Lake mine.

Pursuant to the Agreement, Geoinformatics identified a total of 19 near-mine targets around St Andrew’s Hislop Mine that include possible extensions of ore shoots and prospective structural zones. In addition to these near-mine targets at Hislop, 81 regional targets were identified in the project area. The Company alleges that, under the Agreement, St Andrew is obliged to make 0.5% NSR royalty payments in respect of both the near-mine and regional targets. Currently, several of the identified targets relate to producing St Andrew gold mines (Hislop Mine, Holloway Mine) and exploration prospects. However, the Company has not received any NSR royalty payments to date and alleges that St. Andrew is in arrears in the amount of approximately $999,315, plus applicable interest, in respect of NSR royalty payments under the Agreement based on Kiska’s understanding of St. Andrew’s mining activity to date from publicly available sources.  The exact amount can only be determined once St. Andrew provides additional information about its tenure and production history as required under the Agreement.

In connection with this action, Kiska is asking the Court to determine its rights under the Agreement and consequential damages relating to St Andrew’s failure to remit NSR payments.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects available for option/joint venture throughout North America and Australia.  Kiska has recently signed an option agreement with Teck Resources Limited to advance the Kliyul gold-copper porphyry in north central British Columbia.  One of the more advanced assets is the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential that contains a 2.25 M oz gold-equivalent indicated resource.  Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "David Caulfield"

 David Caulfield, P.Geo.

Interim President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov